Exhibit 10.20

AMENDMENT TO EMPLOYMENT AGREEMENT

This Amendment, dated as of January 9, 2004 (this "Amendment"), to the Employment Agreement, dated as of February 17, 1999 (the "agreement"), is entered into between AptarGroup, Inc. a Delaware corporation (the "Company"), and Emil Meshberg (the "Executive").

WHEREAS, the Company and the Executive desire to amend the Agreement in order to modify certain terms of the Agreement as provided herein;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive hereby agree as follows:

1. Section 3. Compensation , (e) Life Insurance of the Agreement is amended by deleting the first sentence thereof and substituting therefore the following sentence:

   "During the Employment Period, the Company shall cause Emson Research, Inc. at it's cost, to provide the Executive with a term life insurance policy with a Face Value of $1,200,000."

2. In all other respects, the Agreement, and previous Amendment, shall not be amended and shall remain in full force and effect.

IN WITNESS WHEREOF, the Company and the Executive have executed this Amendment as of the date first above written.

APTARGROUP, INC.

By: /s/ Stephen J. Hagge
    Stephen J. Hagge

EXECUTIVE

/s/ Emil Meshberg
Emil Meshberg